Issuer Free Writing Prospectus

Filed Pursuant to Rule 433 of the Securities Act of 1933

Relating to Preliminary Prospectus Supplement dated April 15, 2020

Registration Statement No. 333-235945

Free Writing Prospectus Published or Distributed by Media

This free writing prospectus relates to the proposed public offering of common stock (the “Offering”) of Athersys, Inc. (“Athersys” or the “Company”), pursuant to a shelf registration statement filed on Form S-3 (File No. 333-235945) (the “Registration Statement”), that Athersys filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, and was declared effective on January 29, 2020.

On April 14, 2020, STAT News published an article after Athersys issued a press release on April 13, 2020 announcing that the U.S. Food and Drug Administration authorized the Company to initiate a Phase 2/3 pivotal study to assess the safety and efficacy of MultiStem therapy in subjects with moderate to severe acute respiratory distress syndrome induced by the novel coronavirus disease.

The article was not prepared by or reviewed by the Company prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

In reliance on Rule 433(f)(2)(iii) of the Securities Act of 1933, the Company, in lieu of filing the actual article, is providing in this free writing prospectus the information provided to the author of the article, which consisted solely of the e-mail response below in response to the questions posed by the author of the article.

You should consider statements in this free writing prospectus only after carefully evaluating all of the information in the Company’s preliminary prospectus supplement, dated as of April 15, 2020, and accompanying prospectus forming a part of the Registration Statement as filed with the SEC, including the Company’s other public filings with the SEC that are incorporated therein by reference.

Hi Adam,

The one-year data from the MUST-ARDS study was described in our press release [see Exhibit A to this free writing prospectus], and a manuscript to a peer-reviewed journal is in progress where the full data set will be disclosed. The FDA analyzed the data and granted the ARDS program Fast Track designation based on the results from this study. This study was an exploratory study primary meant to evaluate safety but also to evaluate efficacy parameters. There were two primary endpoints from this study (both for safety and tolerability), taken directly from our trial design and clinical study report. They are outlined on slide 19 in our corporate slide deck on our website [see Exhibit B to this free writing prospectus], and on our ARDS page [see Exhibit C to this free writing prospectus].

•	Safety and tolerability within 4 hours of MultiStem therapy administration; and

•	Suspected Unexpected Serious Adverse Reactions (SUSARs) within 24 hours of MultiStem therapy administration.

Safety and tolerability within 4 hours was assessed by several factors, such as infusion-related reactions, but also hypoxemia and hypotension as you mention. The study fully met both primary endpoints. MultiStem was well tolerated throughout the 4-hour observation period described above and no adverse events of special interest occurred. Importantly, there were no SAEs throughout the 1-year study causally related to MultiStem investigational therapy.

We stand by the consistency of the efficacy results, for the study overall and particularly in the prospectively defined study of patients with more severe ARDS, which was very well balanced – so any suggestion that our results are due to an imbalance are unwarranted. We also stand by the biomarker data that shows mechanistically that MultiStem was working the way that we predicted, as we have seen in other studies. We also stand by the FDA’s review of all of the data, and subsequent decision to bestow Fast Track designation for the program based on these promising results. Finally, we are particularly pleased with the dramatic improvement in pulmonary function (with 45% of MultiStem treated patients being off the ventilator within 7 days or less, vs only 20% for placebo) and the one year follow up which showed that there was a meaningful difference in improvement in patient independence and self-care, and quality of life improvement among patients treated with MultiStem. Please note that blinding was fully maintained through the one year follow up.

Thank you and be well,

Karen

Athersys has filed a registration statement (including a prospectus) with the SEC, which was declared effective on January 29, 2020, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus relating to the offering, which have been filed with the SEC. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, or via email: dg.prospectus_requests@bofa.com.

Exhibit A

ATHERSYS PROVIDES UPDATE ON ONE-YEAR ARDS STUDY DATA

One-year results support positive 28-day findings and suggest further benefits for ARDS patients

CLEVELAND, Ohio, January 14, 2020 – Athersys, Inc. (NASDAQ: ATHX) announced today the one-year follow-up summary results from its exploratory clinical study of the intravenous administration of MultiStem® cell therapy to treat patients who are suffering from acute respiratory distress syndrome (ARDS). Participants in the MUST-ARDS study were evaluated through 28 days for the primary clinical assessment and further assessed through a one-year follow-up period. The one-year results were consistent with the positive day-28 results announced last year, and an evaluation of quality-of-life over the one-year period suggests further potential benefits from MultiStem treatment.

Highlights from the new and previously disclosed data include:

•

Previously observed lower mortality for MultiStem-treated subjects compared to placebo (particularly among the prospectively defined subset of more severe ARDS patients) persisted out to one-year of follow-up;

•	Day-365 Quality of Life (QoL) outcomes, assessed by the EQ-5D, were meaningfully better among all survivors who received MultiStem treatment compared to those who received placebo;

•

Within the prospectively defined group of patients with more severe ARDS, MultiStem treatment was associated with a markedly greater rate of survival and progression to functional independence at one year (i.e., self-care);

•

As measured at day-28, MultiStem treatment was associated with a higher mean ventilator-free day (VFD) score of 12.9 vs. 9.2 in the placebo group, and a higher mean intensive care unit (ICU)-free day score of 10.3 vs. 8.1 in the placebo group;

•

As measured at day-28, among more severe ARDS patients, mean VFD in the MultiStem subgroup was 14.6 vs. 8.0 in placebo subgroup. Mean ICU-free days were 11.4 vs. 5.9 for MultiStem and placebo recipients, respectively;

•

Lower inflammatory cytokine levels at day-7 in the MultiStem group relative to the placebo group, including IFNg, IL-6 and IL-1b among others, suggest the potential for MultiStem treatment to abate the severe inflammatory response associated with ARDS; and

•	MultiStem treatment was well tolerated in this very sick ARDS patient population, with no serious adverse events related to administration through one year of follow-up.

“We believe that the more favorable outcomes, as reflected in the patient reported self-assessments, particularly among patients recovering from more severe ARDS, suggest that administration of MultiStem has the potential to meaningfully enhance the ability of these patients to reestablish functional independence and restore quality of life,” noted Dr. Anthony Ting, Vice President of Regenerative Medicine and Head of Cardiopulmonary Programs at Athersys. “Frequently, ARDS patients have a very challenging road to recovery, suffering depression or decreased physical abilities. Many are unable to return to work or engage in other activities. The prospect of being able to help many patients overcome these difficulties is very exciting, and we look forward to publishing these results.”

The MUST-ARDS study was designed to evaluate the impact of MultiStem treatment in subjects with acute onset of moderate to severe ARDS and was conducted at sites in the United States and United Kingdom. Treatment was required to begin within four days of ARDS diagnosis with an average treatment time of approximately two days from the diagnosis. In the Phase 2a portion of the study, 20 subjects were treated with an intravenous administration of 900 million MultiStem cells and 10 subjects received placebo; the study was not powered for the efficacy outcomes. Based on the study results, the Company is planning further development in this area and intends to submit for publication the detailed study data.

About ARDS

ARDS is a serious immunological and inflammatory condition characterized by widespread inflammation in the lungs. ARDS can be triggered by pneumonia, sepsis, trauma or other events and represents a major cause of morbidity and mortality in the critical care setting. ARDS is associated with a high mortality rate and significant sequelae among survivors. The condition prolongs ICU and hospital stays and often requires extended convalescence in the hospital and rehabilitation care settings. There are limited interventions and no effective drug treatments for ARDS. There is a large unmet need for a safe treatment that can reduced mortality and improve quality of life for those suffering with ARDS. Additionally, given the high treatment costs associated with ARDS, a successful therapy could be expected to generate significant savings for the healthcare system by reducing days on a ventilator and in the ICU.

About MultiStem®

MultiStem® cell therapy is a patented regenerative medicine product in clinical development that has shown the ability to promote tissue repair and healing in a variety of ways, such as through the production of therapeutic factors in response to signals of inflammation and tissue damage. MultiStem therapy’s potential for multidimensional therapeutic impact distinguishes it from traditional biopharmaceutical therapies focused on a single mechanism of benefit. The therapy represents a unique “off-the-shelf” stem cell product that can be manufactured in a scalable manner, may be stored for years in frozen form, and is administered without tissue matching or the need for immune suppression. Based upon its efficacy profile, its novel mechanisms of action, and a favorable and consistent safety profile demonstrated in clinical studies, MultiStem therapy could provide a meaningful benefit to patients, including those suffering from serious diseases and conditions with unmet medical need.

About Athersys

Athersys is a biotechnology company engaged in the discovery and development of therapeutic product candidates designed to extend and enhance the quality of human life. The Company is developing its MultiStem® cell therapy product, a patented, adult-derived “off-the-shelf” stem cell product, initially for disease indications in the neurological, inflammatory and immune, cardiovascular and other critical care indications and has several ongoing clinical trials evaluating this potential regenerative medicine product. Athersys has forged strategic partnerships and a broad network of collaborations to further advance the MultiStem cell therapy toward commercialization. More information is available at www.athersys.com. Follow Athersys on Twitter at www.twitter.com/athersys.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. These forward-looking statements relate to, among other things, the expected timetable for development of our product candidates, our growth strategy, and our future financial performance, including our operations, economic performance, financial condition, prospects, and other future events. We have attempted to identify forward-looking statements by using such words as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “should,” “suggest,” “will,” or other similar expressions. These forward-looking statements are only predictions and are largely based on our current expectations. A number of known and unknown risks, uncertainties, and other factors could affect the accuracy of these statements. Some of the more significant known risks that we face that could cause actual results to differ materially from those implied by forward-looking statements are the risks and uncertainties inherent in the process of discovering, developing, and commercializing products that are safe and effective for use as therapeutics, including the uncertainty regarding market acceptance of our product candidates and our ability to generate revenues. These risks may cause our actual results, levels of activity, performance, or achievements to differ materially from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. Other important factors to consider in evaluating our forward-looking statements include: our ability to raise capital to fund our operations; the timing and nature of results from our MultiStem clinical trials, including the MASTERS-2 Phase 3 clinical trial and Healios’

TREASURE and ONE-BRIDGE clinical trials in Japan; the possibility of delays in, adverse results of, and excessive costs of the development process; our ability to successfully initiate and complete clinical trials of our product candidates; the possibility of delays, work stoppages or interruptions in manufacturing by third parties to us, such as due to material supply constraints, contaminations, or regulatory issues, which could negatively impact our trials and the trials of our collaborators; uncertainty regarding market acceptance of our product candidates and our ability to generate revenues, including MultiStem cell therapy for the treatment of stroke, acute respiratory distress syndrome, acute myocardial infarction and trauma, and the prevention of graft-versus-host disease and other disease indications; changes in external market factors; changes in our industry’s overall performance; changes in our business strategy; our ability to protect and defend our intellectual property and related business operations, including the successful prosecution of our patent applications and enforcement of our patent rights, and operate our business in an environment of rapid technology and intellectual property development; our possible inability to realize commercially valuable discoveries in our collaborations with pharmaceutical and other biotechnology companies; our ability to meet milestones and earn royalties under our collaboration agreements, including the success of our collaboration with Healios; our collaborators’ ability to continue to fulfill their obligations under the terms of our collaboration agreements and generate sales related to our technologies; the success of our efforts to enter into new strategic partnerships and advance our programs, including, without limitation, in North America, Europe and Japan; our possible inability to execute our strategy due to changes in our industry or the economy generally; changes in productivity and reliability of suppliers; and the success of our competitors and the emergence of new competitors. You should not place undue reliance on forward-looking statements contained in this press release, and we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

William (B.J.) Lehmann

President and Chief Operating Officer

Tel: (216) 431-9900

bjlehmann@athersys.com

Karen Hunady

Director of Corporate Communications & Investor Relations

Tel: (216) 431-9900

khunady@athersys.com

David Schull

Russo Partners, LLC

Tel: (212) 845-4271 or (858) 717-2310

David.schull@russopartnersllc.com

MUST-ARDS Trial – Primary Results Exploratory Ph. 2 MUST-ARDS Trial: Randomized, double-blind, placebo-controlled trial evaluating patients through 28-day clinical assessment (standard) with one year follow up. Primary Endpoints: Safety and tolerability within 4 hours of MultiStem therapy administration; and Suspected Unexpected Serious Adverse Reactions (SUSARs) within 24 hours of MultiStem therapy administration. Conclusion: The primary endpoints were met These primary endpoints were assessed by the following procedures: Subjects were monitored post-administration for infusion-related reactions. Vital signs including blood pressure, pulse, respiration, pulse oximetry and temperature were collected. We evaluated for all adverse events, paying special attention to the following: - Sustained hypoxemia, of more than 30 minutes, related to the infusion of the investigational product - Sustained hypotension, of more than 30 minutes, related to the infusion of the investigational product - New cardiac arrhythmia related to the infusion of the investigational product requiring cardioversion - New ventricular tachycardia, ventricular fibrillation or asystole related to the infusion of the investigational product. Conclusion: The primary endpoints were met; MultiStem was well tolerated throughout the 4-hour observation period described above and no adverse events of special interest occurred. There were no SAEs throughout the 1-year study causally related to MultiStem investigational therapy. Exhibit B

Exhibit C

Home | Our Company | MultiStem Therapy | Clinical Trials | Research & Development | Investors | News & Media

Acute Respiratory Distress Syndrome (ARDS)

Athersys
CAT. NO
DATE OF

News | Events | Corporate Presentation | Clinical Pipeline | Fact Sheet

4

Exhibit C

COVID-19 and other Viral Induced ARDS

Developing New Treatments for ARDS, A Devastating ...
What is ARDS?

Recent clinical and epidemiological data confirms that the primary cause of serious or critical illness, and the most frequent cause of death following COVID-19 infection is acute respiratory distress syndrome (ARDS), which can be induced by the virus. While many individuals will recover from viral infection after experiencing only mild to modest symptoms, a range of viral pathogens can induce severe pulmonary inflammation in patients, including SARS, MERS, virulent influenza (e.g., H1N1), and COVID-19. When the lungs become inflamed they accumulate fluid, a process referred to clinically as edema, and the lung tissue becomes structurally abnormal. This results in lung function becoming significantly compromised, preventing normal oxygenation, and resulting in serious or critical illness as well as death in some patients.

COVID-19 INFECTION CAN LEAD TO LUNG INFLAMMATION

MOST PATIENTS RECOVER FROM INFECTION
BUT IN SOME, IMMUNE RESPONSES LEAD TO ARDS - RESPIRATORY FAILURE

Emergent pathogen outbreaks can cause a hyper-inflammatory cycle resulting in acute, severe pulmonary distress in a subset of infected patients
COVID-19 can lead to Acute Respiratory Distress Syndrome, or ARDS. Hyperactive immune responses lead to fluid accumulation in the lung - preventing oxygen absorption & ability of patient to breathe effectively.

Unfortunately, there is no FDA approved and effective medicine for ARDS. The current standard of care is to place patients on a ventilator, which forces oxygen into the lungs to keep the patient alive. Unfortunately, given the current limitations in standard of care, the morbidity and mortality from ARDS is high, especially among older patients and patients with underlying health issues or co-morbid conditions. Patients with ARDS that are ventilated for an extended period of time and survive frequently experience long term pulmonary damage due to ventilator induced fibrosis and scarring, and also experience compromised quality of life.

Unfortunately, there is no FDA approved and effective medicine for ARDS. The current standard of care is to place patients on a ventilator, which forces oxygen into the lungs to keep the patient alive. Unfortunately, given the current limitations in standard of care, the morbidity and mortality from ARDS is high, especially among older patients and patients with underlying health issues or co-morbid conditions. Patients with ARDS that are ventilated for an extended period of time and survive frequently experience long term pulmonary damage due to ventilator induced fibrosis and scarring, and also experience compromised quality of life.

Currently MultiStem is the only investigational therapy that has shown promise for the treatment of ARDS that has been granted Fast Track designation by the FDA.

MultiStem® is the only treatment
for ARDS that has received
Fast Track Designation
from the FDA

In May 2019 we presented positive results from a randomized, double blind, placebo controlled exploratory clinical study evaluating MultiStem cell therapy for treatment of ARDS at the American Thoracic Society Meeting in Dallas. ARDS is a serious immunological and inflammatory condition characterized by widespread inflammation in the lungs. ARDS can be triggered by pneumonia, sepsis, or trauma and represents a major cause of morbidity and mortality in the critical care setting. It has significant implications, as it prolongs intensive care unit (ICU) and hospital stays and requires convalescence in the hospital and rehabilitation.

Patients in the exploratory study were evaluated through 28 days for the primary clinical assessment and were further assessed through a one-year follow-up period. We announced the encouraging one year data in January of 2020. Data highlights from the trial include the following:

- Lower mortality of 25% in the MultiStem treatment group vs. 40% in the placebo group;
- 40.2% higher ventilator-free (VF) days, (12.9 VF days in the MultiStem treatment group vs. 9.2 VF days for the placebo group);
- 27.2% higher ICU-free days, (10.3 days in MultiStem subjects vs. 8.1 days for subjects receiving placebo);
- Rapid improvement in pulmonary function was observed among MultiStem treated subjects, with 45% of these patients achieving ventilator independence by study day 7 vs only 20% placebo in the placebo group;
- In more severe ARDS patients (as evident from a prospectively defined analysis), the difference between MultiStem treatment and placebo was greater – 25% mortality in MultiStem group vs. 50% in placebo group, 14.6 VF days in MultiStem group vs. 8.0 VF days in placebo group, and 11.4 ICU-free days in MultiStem group versus 5.9 ICU-free days in placebo group;
- Day-365 Quality of Life (QoL) outcomes, assessed by the EQ-5D, were meaningfully better among all survivors who received MultiStem treatment compared to those who received placebo;
- Within the prospectively defined group of patients with more severe ARDS, MultiStem treatment was associated with a markedly greater rate of survival and progression to functional independence at one year (i.e., self-care); and
- MultiStem treatment was well tolerated in this very sick ARDS patient population, with no serious adverse events related to administration.

Primary Endpoints:

Conclusion: The primary endpoints were met.

The study was designed to evaluate the impact of MultiStem treatment in subjects with acute onset of moderate to severe ARDS and was conducted at sites in the United States and United Kingdom. The study included two parts – a small initial dose confirmation phase, followed by the larger double blinded, placebo-controlled and randomized phase (Phase 2a portion). Treatment was required to begin within four days of ARDS diagnosis with an average treatment time of approximately two days from the diagnosis. Six subjects were treated with MultiStem in the initial portion of the study, and in the Phase 2a portion of the study, 20 subjects were treated with an intravenous (IV) administration of 900 million MultiStem cells and 10 subjects received IV placebo. As disclosed previously, the study was not powered for the efficacy outcomes. Based on the study results, the Company is planning further development in this area and intends to submit for publication the detailed study data.

In May 2019 we announced that our ARDS program received Fast Track Designation from the FDA, based on the promising data from the Phase 1/2 study and the potential to treat this area of unmet medical need. In addition, our partner HEALIOS K.K. is currently running the ONE-BRIDGE study using MultiStem cell therapy. On November 14, 2019, HEALIOS K.K. received notification of Orphan Designation for their ARDS program, which is meant to expedite the regulatory process for development and provides other meaningful benefits.

There are limited interventions and no effective drug treatments for ARDS, making it an area of high unmet clinical need with high treatment costs. Given ARDS high treatment costs, a successful cell therapy could be expected to generate significant savings for the healthcare system by reducing days on a ventilator, days in the ICU and total days in the hospital, and importantly, could reduce mortality and improve quality of life for those suffering from the condition. The medical need for a safe and effective treatment of ARDS is significant due to its high mortality rate, and it annually affects approximately 400,000 - 500,000 patients in Europe, the United States and Japan, alone.

After undergoing a thorough review, BARDA and the CoronaWatch task force has designated MultiStem as a "Highly Relevant" therapeutic for COVID-19. We now are working to expedite the further advancement of the program. Our near-term priorities are to finalize and implement an alliance with BARDA, and to work with FDA, BARDA and other regulators to design and initiate COVID-19 induced ARDS study as soon as possible.